BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Statement and
Report of Independent Registered Public Accounting Firm

December 31, 2025

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

*** PUBLIC DOCUMENT ***

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

TABLE OF CONTENTS

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29426

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/2025__ AND ENDING __12/31/2025__
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Berthel Fisher & Company Financial Services, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 42nd St. NE Suite 100
(No. and Street)

Cedar Rapids	**IA**	**52402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Rupp	**319-447-5700**	**brupp@berthel.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

Nine Parkway North Suite 200	**Deerfield**	**IL**	**60015**
(Address)	(City)	(State)	(Zip Code)

10/22/2003	**199**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Brian Rupp _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berthel Fisher & Company Financial Services, Inc _____, as of 12/31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Berthel Fisher & Company Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2021 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, IL
March 12, 2026

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$ 2,428,334
Deposit with Clearing Brokers	150,000
Due from Affiliates	217,661
Due from Clearing Brokers	1,349,221
Commissions Receivable	1,588,255
Insurance Company Legal Settlement Receivable	110,000
Other Receivables	783,367
Notes Receivable, net	406,021
Property and Equipment, net	10,482
Prepaid Expenses	527,840
Goodwill	3,880,029
TOTAL ASSETS	**$ 11,451,210**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$ 2,004,795
Due To Affiliates	39,310
Deferred Incentive Fee	2,166,666
Deferred Revenue	458,189
Accounts Payable and Accrued Expenses	1,030,337
Deferred Income Tax Liability, net	602,000
TOTAL LIABILITIES	**6,301,297**

STOCKHOLDER'S EQUITY

Common Stock, No Par Value, Authorized 250,000 Shares; Issued and Outstanding 195,069 Shares	2,821,148
Series A Cumulative, Convertible Preferred Stock, No Par Value Authorized 50,000 Shares; Issued and Outstanding 4,182 Shares	300,142
Additional Paid-In Capital	9,243,649
Accumulated Deficit	(7,215,026)
Total Stockholder's Equity	**5,149,913**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 11,451,210**

The accompanying notes are an integral part of this statement.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

__Nature of Business:__ Berthel Fisher & Company Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a securities broker-dealer and a registered investment advisor that sells various securities such as equity, fixed income, mutual funds, insurance, and direct investment products.

__Basis of Presentation:__ The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

__Estimates:__ The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

__Cash and Cash Equivalents:__ The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents also include cash held by clearing brokers.

__Deposit with Clearing Firms:__ The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firms per the terms of the clearing agreements.

__Commissions Receivable__: Commissions receivable primarily consists of commission and transaction-related receivables and receivables from product sponsors.

__Receivables from Clearing Brokers:__ Receivables from clearing brokers result from the net end-of-month settlement report from the clearing broker, which includes unsettled trades, accrued 12b-1 fees, clearing firm income and other revenues, net of clearing expenses. These receivables are typically remitted shortly after month-end. A portion of the Company's trades and contracts are cleared through clearing brokers and settled daily between the clearing brokers and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

__Notes Receivable:__ The Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes, including assisting new registered representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over three to five years. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the original balance of the note. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2025, there is no allowance for credit losses associated with these notes receivable.

__Goodwill:__ The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Using a qualitative approach, management determined that as of December 31, 2025, there was no impairment indicators.

__Deferred Incentive Fees:__ The Company entered into a nine year contract with RBC in December 2025 and received a cash incentive payment of $2,166,666. This amount is amortized on a straight-line basis over the term of the agreement. The unamortized deferred incentive is an allowable credit in the computation of net capital.

__Income Taxes:__ The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. For the year ended December 3l, 2025, the entity had no material uncertain tax positions that are required to be recorded.

Effective January 1, 2025, the Company adopted ASU 2023-09. See Note 3.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments — Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable.

Property and Equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives*.*

Accrued Litigation Contingencies: The Company considers the following factors in determining whether accrual and/or disclosure of litigation contingencies should be recorded by the Company: l) the date of occurrence for the cause of action, 2) the degree of probability of an unfavorable outcome and 3) the ability to reasonably estimate the amount of the loss. See Note 7.

Fair Value Measurements: The Company measures and reports all assets and liabilities on a fair value basis in accordance with FASB ASC 820, Fair Value Measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access the measurement date.

Level 2 - Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgement or estimation.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

ln certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and include the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds are stated at the net asset value (NAV) per share of the fund and classified as level l. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. There are no financial instruments classified as level 2 or 3.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2025.

There were no transfers of assets between level 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2025.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Fair Value Measurements Using			
	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
	Level 1	Level 2	Level 3	Total
Money market fund, included in cash and cash equivalents	$ 192,146	-0-	-0-	$ 192,146
	$ 192,146	-0-	-0-	$ 192,146

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets can be found in the statement of financial condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - RELATED PARTY TRANSACTONS

The Company enters into various transactions and arrangements with its Parent and affiliated companies through common ownership.

The Parent provides general service functions to all four of its main operating companies (including the Company)..

The Company and its affiliates pay and receive amounts on behalf of each other. For the year ended December 31, 2025, affiliates collected revenues, net of commissions, of approximately $2,600,000 on the Company's behalf, and the Company collected revenues, net of commissions, of approximately $1,900,000 on behalf of its affiliates. Amounts collected by or for the Company or its affiliates have no impact on the Company's revenue or expenses.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENT

NOTE 2 - RELATED PARTY TRANSACTONS (Concluded**)**

The Company and its affiliates also pay expenses on behalf of each other for items such as commissions, payroll, and other operating costs. For the year ended December 31, 2025, the Company paid approximately $5,900,000 on behalf of its affiliates, and affiliates paid approximately $1,600,000 on behalf of the Company. Settlements typically occur at month-end.

The corresponding due from affiliates and due to affiliates related to these transactions are reflected on the statement of financial condition as Due from affiliates in the amount of $217,661 and Due to affiliates in the amount of $43,859.

NOTE 3 - NOTES RECEIVABLE

Notes receivable as of December 31, 2025 consists of:

Various uncollateralized notes receivables due from brokers	$	661,667
Less accumulated amortization of forgivable notes		(255,646)
	$	406,021

NOTE 4 - INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax liability:

Deferred Tax Assets		
Litigation Reserve	$	95,672
Forgivable Note Receivable		71,581
Other		6,747
Total Deferred Tax Assets	$	174,000
Deferred Tax Liabilities		
Goodwill – Tax Basis Difference	$	776,000
Total Deferred Liabilities	$	776,000
Deferred Tax Liabilities, net	$	602,000

The Parent and Company file income tax returns in U.S. federal jurisdiction and various states, as necessary. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2022.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENT

NOTE 5 - SERIES A CUMULATIVE, CONVERTIBLE PREFERRED STOCK

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative 6% annual dividend. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends. In 2025, the Company declared $18,009 dividends on preferred stock, of which $4,539 was unpaid as of December 31, 2025.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company had net capital of $1,233,240 calculated under Rule 15c3-l, which was $997,731 in excess of its required net capital requirement of $235,509. The Company's net capital ratio was 2.87 to 1.

The National Financial Services clearing agreement requires the Company maintain $500,000 in net capital.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

ln the normal course of business, the Company is named a defendant/respondent in or party to pending and threatened legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

From time to time, the Company is subject to regulatory examinations for the SEC and FINRA. The Company is currently under review by FINRA's enforcement division, and no outcome has been determined. In addition, the Company has open claims ranging from $200,000 up to $1.5 million and approximately $3.2 million in aggregate. The Company accrued approximately $341,700 in accounts payable and other accrued expenses relating to these matters. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2025.

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in a majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the Company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENT

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Concluded)

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2025, the Company maintained cash balances in excess of the federally insured limits of approximately $1,725,000.

NOTE 9 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business.

The maximum potential amount of future payment that the Company could be required to make under these indemnifications cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these indemnifications.